SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 10, 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.

CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70 BOARD OF TRADE 53.3.0000581 -8 PUBLICLY HELD COMPANY

Minutes of the Board of Directors’ Meeting
held on February 10, 2009

Date, Time and Venue:

On February 10, 2009 at 10:30 a.m., at the headquarters of Brasil Telecom Participações S.A. (“BTP” or “Company”) located at SIA SUL – ASP, Lote “D”, Bloco “B”, Brasília/DF.

Call Notice:

The call notice was issued pursuant to the head paragraph of Article 26 of the Company’s Bylaws, through correspondence signed by the Chairman of the Board of Directors, Mr. Sergio Spinelli Silva Junior (Doc. 01).

Attendance:

The following members of the Company’s Board of Directors were present: Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Kevin Michael Altit, Elemér André Surányi, Ricardo Ferraz Torres and José Luiz Guimarães Junior, as well as the alternate member José Luiz Rodrigues. The following members of the Fiscal Council were also present: Eduardo Bittencourt, José Arthur Escodro, Rosalia Maria Tereza Sergi Agati Camello and Sérgio Francisco da Silva.

Presiding:

Chairman: Sergio Spinelli Silva Junior
Secretary: Filipe Laudo de Camargo

Agenda:

1. To decide on the updating of the feasibility study on the realization of deferred tax credits pursuant to CVM Instruction 371 of June 27, 2002;
2. To acknowledge the Management Report, the accounts of the Executive Board, the financial statements, the Company’s capital budget for 2009, the allocation of net income, and dividend and interest-on-equity payments for the fiscal year ended December 31, 2008, to be submitted to the Annual Shareholders’ Meeting;
3. To deliberate on the convening of a BTP Annual and Extraordinary Shareholders’ Meeting, to discuss the following:
3.1. Annual Shareholders Meeting:

(i) To verify the management accounts and examine, discuss and vote on the Financial Statements and the Management Report for the fiscal year ended December 31, 2008;
(ii) To decide on the year’s net income allocation, dividend distribution and the attribution of interest on equity to dividends;
(iii) To decide on the Company’s 2009 capital budget; and
 (iv) To elect the sitting and alternate members of the Fiscal Council and to establish the individual compensation of its members;

3.2. Extraordinary Shareholders Meeting:

(i) To decide on amending the Company’s Bylaws in regard to the allocation of remaining annual net income.

1

Resolutions:

Prior to the initial analysis of the Agenda, the Board Members present unanimously approved the drawing up of the Minutes of this Board of Directors’ Meeting in summarized form, by operation of law, permitting the presentation of votes and protests, which will be received by the Presiding Board and filed at the Company’s headquarters.

Regarding item 1 of the agenda, the Board Members present unanimously approved the updating of the feasibility study on the realization of deferred tax credits, pursuant to CVM Instruction 371 of June 27, 2002, of all the group’s companies, in accordance with the terms of the attached proposal (Doc. 2).

As for item 2 of the agenda, the Board Members present unanimously approved the Management Report, the accounts of the Executive Board, the financial statements, the Company’s capital budget for 2009, the allocation of net income, and dividend and interest-on-equity payments for the fiscal year ended December 31, 2008, to be submitted to the Annual Shareholders’ Meeting. (Doc. 3). The explanatory notes to the financial statements contain events subsequent to said date and their publication was authorized.

The Fiscal Council members present expressed their approval of all the proposals presented.

Finally, in regard to item 3 of the agenda, the Board Members present discussed and unanimously approved the calling of an Annual and Extraordinary Shareholders’ Meeting by April 30, 2009 to decide on the following:

Annual Shareholders Meeting:

1. To verify the management accounts and examine, discuss and vote on the Financial Statements and the Management Report for the fiscal year ended December 31, 2008;

2. To decide on the year’s net income allocation, dividend distribution and the attribution of interest on equity to dividends;

3. To decide on the Company’s 2009 capital budget; and

4. To elect the sitting and alternate members of the Fiscal Council and to establish the individual compensation of its members;

Extraordinary Shareholders Meeting:

1. To decide on amending the Company’s Bylaws in regard to the allocation of remaining annual net income.

On another opportunity, the Company’s Board of Directors will decide on the date of the Annual and Extraordinary Shareholders’ Meeting and on Management’s total compensation, to be submitted to the Annual Shareholders’ Meeting.

Closure:

With no further business to discuss, the minutes of this Board of Directors Meeting were drawn up, read and found in compliance by all present.

2

Brasília, February 10, 2009.

Sergio Spinelli Silva Junior	Filipe Laudo de Camargo
Chairman	Secretary

The following members of the Company’s Board of Directors were present:

Sergio Spinelli Silva Junior	Pedro Paulo Elejalde de Campos

Kevin Michael Altit	Elemér André Surányi

Ricardo Ferraz Torres	José Luiz Guimarães Junior

This document is an integral part of the Minutes of the Board of Directors’ Meeting of Brasil Telecom Participações S.A.	3
held on February 10, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.